SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 7
                                       to
                                  Schedule TO

                      Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               Netro Corporation
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                                (Name of Issuer)


                           Netro Corporation (Issuer)
-------------------------------------------------------------------------------
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))


                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                   64114R109
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                     (CUSIP Number of Class of Securities)

                                  Sanjay Khare
                               Netro Corporation
                              3860 N. First Street
                           San Jose, California 95134
                            Telephone (408) 216-1500
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            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Filing
                                    Persons)

                                    Copy to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                           Telephone: (650) 752-2000
-------------------------------------------------------------------------------

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
           $92,000,000                                     $8,464

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 23,000,000 shares of common stock, par value $0.001 per share, at the maximum tender offer price of $4.00 per share.

** Previously paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,464
Form of Registration No.: SC TO-I
Filing Party: Netro Corporation
Date Filed: July 19, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1
[x] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

     This Amendment No. 7, which is the final amendment to Tender Offer Statement on Schedule TO, amends and supplements the statement originally filed on July 19, 2002 by Netro Corporation, a Delaware corporation, as amended on July 26, 2002, July 30, 2002, August 6, 2002, August 8, 2002, August 12, 2002
and August 19, 2002 in connection with its offer to purchase 23,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.001 per share, including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of January 14, 2002, as amended, between Netro Corporation and American Stock Transfer & Trust Company, as Rights Agent, at prices not in excess of $4.00 nor less than $3.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Netro's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 7 to Schedule TO is intended to satisfy the reporting requirements of Rule 13 (e) of the Securities Exchange Act of 1934, as amended.

     In addition to the information set forth below, the information in the Offer to Purchase, as amended, and the related Letter of Transmittal, copies of which were filed with this Schedule TO as Exhibits (a) (1) (i) and (a) (1)
(ii), respectively, is incorporated by reference herein in response to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 4.

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     "The tender offer expired at 5:00 p.m., New York City time, on August 16, 2002. Netro accepted for payment a total of 23,000,000 shares of Netro common stock at a purchase price of $3.50 per share."

Item 11.

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

     "On August 22, 2002, Netro issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit (a) (5) (vii) to this Amendment No. 7 to Schedule TO and is incorporated herein by reference."

Item 12. Exhibits.

(a) (1) (i)     Offer to Purchase, dated July 19, 2002.**
(a) (1) (ii)    Letter of Transmittal.**
(a) (1) (iii)   Guidelines for Substitute Form W-9.**
(a) (1) (iv)    Notice of Guaranteed Delivery.**
(a) (1) (v)     Letter to Stockholders dated July 19, 2002.**
(a) (1) (vi)    Letter to Clients dated July 19, 2002.**
(a) (1) (vii)   Letter to Brokers, Dealers Commercial Banks, Trust Companies
                and Other Nominees dated July 19, 2002.**
(a) (1) (viii)  Summary Advertisement dated July 19, 2002.**
(a) (1) (ix)    Letter to Customers, dated July 19, 2002.**
(a) (1) (x)     Letter to Suppliers, dated July 19, 2002.**
(a) (1) (xi)    Frequently Asked Questions about Netro's Tender Offer, posted on Netro's website on July 26, 2002.**
(a) (5) (i)     Press Release, dated July 18, 2002.**
(a) (5) (ii)    Letter to Employees of Netro Corporation, dated July 18, 2002.**
(a) (5) (iii)   Script of Netro Conference Call, dated July 18, 2002.**
(a) (5) (iv)    Press Release, dated July 30, 2002.**
(a) (5) (v)     Press Release, dated August 12, 2002.**
(a) (5) (vi)    Press Release, dated August 19, 2002.**
(a) (5) (vii)   Press Release, dated August 23, 2002.

** Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Netro Corporation

                                        by:  /s/ Sanjay Khare
                                             ----------------------------
                                             Sanjay Khare
                                             Vice President and Chief Financial
                                             Officer

Dated: August 23, 2002

                                 EXHIBIT INDEX


EXHIBIT NUMBER                         DESCRIPTION
--------------                         -----------

(a) (1) (i)       Offer to Purchase, dated July 19, 2002.**
(a) (1) (ii)      Letter of Transmittal.**
(a) (1) (iii)     Guidelines for Substitute Form W-9.**
(a) (1) (iv)      Notice of Guaranteed Delivery.**
(a) (1) (v)       Letter to Stockholders dated July 19, 2002.**
(a) (1) (vi)      Letter to Clients dated July 19, 2002.**
(a) (1) (vii)     Letter to Brokers, Dealers Commercial Banks, Trust Companies
                  and Other Nominees dated July 19, 2002.**
(a) (1) (viii)    Summary Advertisement dated July 19, 2002.**
(a) (1) (ix)      Letter to Customers, dated July 19, 2002.**
(a) (1) (xi)      Frequently Asked Questions about Netro's Tender Offer, posted on Netro's website on July 26, 2002.**
(a) (1) (x)       Letter to Suppliers, dated July 19, 2002.**
(a) (5) (i)       Press Release, dated July 18, 2002.**
(a) (5) (ii)      Letter to Employees of Netro Corporation, dated July 18,
                  2002.**
(a) (5) (iii)     Script of Netro Conference Call, dated July 18, 2002.**
(a) (5) (iv)      Press Release, dated July 29, 2002.**
(a) (5) (v)       Press Release, dated August 12, 2002.**
(a) (5) (vi)      Press Release, dated August 19, 2002.**
(a) (5) (vii)     Press Release, dated August 23, 2002.

** Previously filed.